UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: November 6, 2008

3

Exhibit 99.1

Vimicro Reports Third Quarter 2008 Financial Results

BEIJING – November 5, 2008 – Vimicro International Corporation (NASDAQ: VIMC), a leading fabless semiconductor company that designs and develops multimedia semiconductor products and solutions, today announced financial results for the third quarter ended September 30, 2008.

Third Quarter 2008 Financial Results (Unaudited)

Net revenue in the third quarter of 2008 was $24.9 million as compared to $23.1 million reported in the second quarter of 2008 and $25.1 million in the third quarter of 2007.

Non-GAAP net income in the third quarter of 2008, which excluded $1.3 million in share-based compensation expense, was $0.3 million, compared to net income of $0.3 million in the second quarter of 2008 and net income of $1.9 million in the third quarter of 2007. Non-GAAP diluted earnings per ADS (each representing four ordinary shares) for the third quarter of 2008 were $0.01, compared with earnings per ADS of $0.01 in the second quarter of 2008 and earnings per ADS of $0.05 in the third quarter of 2007.

Net loss in the third quarter of 2008, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) was $1.1 million, compared with a net loss of $1.0 million in the second quarter of 2008 and net income of $0.3 million in the third quarter of 2007. Diluted loss per ADS was $0.03 in the third quarter of 2008, compared with a loss per ADS of $0.03 in the second quarter of 2008 and earnings per ADS of $0.01 in the third quarter of 2007.

“For the third quarter, we reported revenue at the high end of our guidance range, which represented an 8 percent sequential increase, and significantly improved our gross margin,” commented Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer. “Our results were driven by an increase in shipments to our tier-one customers. We have also gained traction with our mobile application processors and expect shipments to smart phone manufacturers to increase notably in the fourth quarter.”

Deng continued, “Current global economic conditions have resulted in a high degree of uncertainty in the technology industry world-wide. However, Vimicro’s strong balance sheet, combined with our diversified customer base, product lines and end markets, as well as geographic balance, should allow us to manage through this period of economic weakness successfully and emerge a stronger company well positioned for long-term growth.”

Business Outlook

For the fourth quarter of 2008, Vimicro expects revenue to range between $22 million and $27 million.

Third Quarter 2008 Financial Results Conference Call and Web Cast

Vimicro will host a conference call and Web cast today, November 5, 2008, at 5:30 p.m., Eastern Time, to discuss the Company’s third quarter 2008 financial results. Investors and other interested parties may access the call by dialing 1-800-798-2801 (or 1-617-614-6205 outside of the U.S.), with the pass code 91545224, at least 10 minutes prior to the start of the call.

In addition, an audio Web cast will be available in the Investor Relations section of the Company’s Web site at http://www.vimicro.com. Following the live Web cast, an archived version will be available on the Company’s Web site. A telephone replay of the call will also be available approximately two hours after the call and will be available until November 12, 2008 at midnight (ET). The replay number is 1-888-286-8010 with a pass code of 68305572. International callers should dial 1-617-801-6888 and enter the same pass code at the prompt.

About Vimicro International Corporation

Vimicro International Corporation is a worldwide leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward- looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: our limited history of achieving net profit; our growth strategies; our future business development, results of operations and financial condition; our ability to develop and sell mobile multimedia processors that meet changing consumer preferences and industry standards; decrease in the demand for our notebook and PC camera multimedia processors and third-party image sensors which we bundle with some of our PC camera multimedia processors; that multimedia opportunities associated with the 3G build out in China will make a significant contribution to our longer-term growth; our ability to increase our penetration of the PC and notebook multimedia markets; our ability to secure sufficient foundry capacity in a timely manner; our ability to maintain existing customers and attract new customers; and the expected growth of the mobile multimedia processor market. Further information regarding these and other risks is included in our annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of November 5, 2008, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP (loss)/income from operations, non-GAAP net (loss)/income and non-GAAP diluted net (loss)/income per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rate quoted by the Bank of China as of September 30, 2008, which was RMB 6.8183 to US$1.00.

For further information about Vimicro, please contact:

Investor Contacts:

Emilie Deng, Investor Relations Manager

Phone: (+8610) 6894.8888 x 7143

denglifan@vimicro.com

Shelton Group Investor Relations

Ryan Bright

Tel:+1-972.239.5119 ext. 159

Email: rbright@sheltongroup.com

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	9/30/2008 (unaudited)	12/31/2007 (audited)
Assets
Current assets:
Cash and cash equivalents	119,762	116,958
Accounts receivable, net	6,128	5,842
Notes receivable	—	297
Inventories	14,140	13,443
Prepayments and other current assets	3,354	2,898
Deferred tax assets	303	283

Total current assets	143,687	139,721

Investment in an associate	168	157
Property, equipment and software, net	8,258	8,249
Land use rights	7,388	4,939
Other assets	968	965

Total assets	160,469	154,031

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	11,102	7,853
Taxes payable	1,189	1,226
Advances from customers	139	154
Due to an associate	60	60
Accrued expenses and other current liabilities	3,381	3,510
Deferred grants	—	—

Total current liabilities	15,871	12,803

Non-current liabilities:
Deferred tax liabilities	26	26

Total liabilities	15,897	12,829

Commitments and contingencies

Shareholders’ equity:
Ordinary shares, $.0001 par value. 141,151,382 and 140,301,378 shares issued and outstanding as of September 30, 2008 and December 31, 2007, respectively	14	14
Additional paid-in capital	140,862	136,418
Accumulated other comprehensive income	9,625	5,367
Accumulated deficit	(8,711)	(3,379)
Statutory reserve	2,782	2,782

Total shareholders’ equity	144,572	141,202

Total liabilities and shareholders’ equity	160,469	154,031

Vimicro International Corporation

Consolidated Statements of Operations and Comprehensive Income

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	2008 Q3 (unaudited)	2008 Q2 (unaudited)	2007 Q3 (unaudited)

Net revenue	24,942	23,145	25,096
Cost of revenue	(16,760)	(16,425)	(17,301)

Gross profit	8,182	6,720	7,795

Operating expenses*:
Research and development, net	(5,839)	(4,840)	(5,244)
Selling and marketing	(1,276)	(1,108)	(1,208)
General and administrative	(2,976)	(2,777)	(2,456)

Loss from operations	(1,909)	(2,005)	(1,113)

Other income:
Interest income	593	609	1,009
Others, net	262	347	373

(Loss)/ income before income taxes	(1,054)	(1,049)	269
Income taxes expense	—	—	(5)

Net (loss)/ income before share of (loss)/gain of an associate	(1,054)	(1,049)	264
Share of (loss)/gain of an associate, net of tax	(1)	—	1

Net (loss)/ income	(1,055)	(1,049)	265
Other comprehensive income:
Foreign currency translation adjustment	382	1,484	665

Comprehensive (loss)/ income	(673)	435	930

(Loss)/ income per share
-Basic	(0.01)	(0.01)	0.00

-Diluted	(0.01)	(0.01)	0.00

(Loss)/ income per ADS
-Basic	(0.03)	(0.03)	0.01

-Diluted	(0.03)	(0.03)	0.01

Weighted-average number of ordinary shares outstanding
-Basic	140,944,218	140,660,796	139,912,263

-Diluted	140,944,218	140,660,796	143,674,362

Weighted-average number of ADS outstanding
-Basic	35,236,055	35,165,199	34,978,066

-Diluted	35,236,055	35,165,199	35,918,590

* Components of share-based compensation expenses are included in the following expense captions:

Research and development, net	(567)	(603)	(849)
Selling and marketing	(207)	(208)	(211)
General and administrative	(574)	(501)	(592)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended September 30, 2008			Three months ended June 30, 2008			Three months ended September 30, 2007
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
(Loss)/ income from operations	(1,909)	1,348	(561)	(2,005)	1,312	(693)	(1,113)	1,653	540

Net (loss)/ income	(1,055)	1,348	293	(1,049)	1,312	263	265	1,653	1,918

Diluted (loss)/ income per ADS	(0.03)	0.04	0.01	(0.03)	0.04	0.01	0.01	0.04	0.05

(*)	The adjustment is to exclude non-cash for share-based compensation for employees and non-employees.